Randstad North America
2015 South Park Place
Atlanta, Georgia 30339

randstad
work solutions™

05012472

November 8, 2005

SUPPL

VIA FEDERAL EXPRESS

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

SEC MAIL PROCESSING RECEIVED NOV 0 9 2005 WASH. D.C. 185 SECTION

Re: Randstad Holding nv Rule 12g3-2(b)
File No.: 82-04956

Ladies and Gentlemen:

Randstad Holding nv has been granted an exemption by the Securities and Exchange Commission from the registration requirements of Section 12(g) of the Exchange Act. In furtherance of that exemption, I enclose English language versions of all press releases filed with the Amsterdam Exchange since May 25, 2005, the date of Randstad Holding, nv's last filing with the SEC.

I trust this information is sufficient to maintain the Rule 12g3-2(b) exemption. If not, or if there are any questions or concerns, please contact me at (770) 937-7114.

Very truly yours,

Steven J. Whitehead

Steven J. Whitehead
General Counsel

PROCESSED
NOV 1 0 2005
THOMSON
FINANCIAL

Enclosures

cc: Stef Witteveen (w/o enclosures)
Marianne Scholten (w/o enclosures)

11/10

770.937.7000 Tel

www.us.randstad.com

1998 | 1999 | 2000 | 2001 | 2002 | 2003 | 2004 | 2005

news 2005

26 Oct, 2005	Third quarter 2005: higher organic growth, profitability up by 48%
27 Jul, 2005	Net income up by 53%, solid outperformance especially in Germany and the Netherlands
16 Jun, 2005	Randstad strengthens Dutch position in technical specialties market by acquiring Hageweld
8 Jun, 2005	New managing director Randstad US
25 May, 2005	Jim Reese, CEO Randstad North America, leaves Randstad
4 May, 2005	Randstad Q1 results 2005: net income up by 98% to €27.7 million
17 Feb, 2005	Randstad annual results 2004: net income up by 159% to € 199.6 million

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New managing director Randstad US

Randstad Holding nv announces with pleasure that Stef Witteveen has been appointed managing director Randstad US as per July 1, 2005. Stef Witteveen has held the position of managing director Randstad Belgium since 1999. Stef joined the Randstad Group in 1995.

Herman Nijns, currently business unit director at Randstad Belgium, will succeed Stef Witteveen as managing director Randstad Belgium, as per the same date.

In addition, the Supervisory Board of Randstad Holding nv announces that after the departure of Jim Reese, the Executive Board will consist of four members and that the areas of responsibility will be adjusted as follows:

- Ben Noteboom (CEO) will be responsible for the US, Canada and the UK.

- Leo Lindelauf will be responsible for Randstad Netherlands including Capac, and he will remain responsible for Randstad Germany, Spain, Italy and Hungary.

- Jacques van den Broek will be responsible for Tempo-Team, Randstad Poland and Portugal, and he will remain responsible for Randstad Belgium, France, Switzerland, Denmark, Sweden, Luxembourg and Randstad Inhouse Services.

- Robert-Jan van de Kraats (CFO) will be responsible for business development in Asia, and he will remain responsible for Yacht Netherlands and Yacht Germany.

With these adjustments, Randstad is confident that the strategic direction will be continued in a successful way.

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Randstad strengthens Dutch position in technical specialties market by acquiring Hageweld

The Randstad Group announces that it intends to acquire Hageweld uitzendbureau in the Netherlands. Hageweld, founded in 1988, is based in Amsterdam and operates mainly in the northwest of the Netherlands. It is specialized in staffing services for industries such as tooling, shipbuilding, infrastructure and installation. It complements the activities of one of Randstad's specialized Dutch subsidiaries, Otter-Westelaken, which is mainly active in the center and in the south of the Netherlands. The Hageweld activities will be integrated into those of Otter-Westelaken. Hageweld generated revenue of € 7 million in 2004.

This acquisition fits well in the Randstad strategy of building leadership positions in specialized staffing fields.

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Net income up by 53%, solid outperformance especially in Germany and the Netherlands

Highlights second quarter 2005

- Q2 diluted earnings per ordinary share up by 52% to € 0.47 (Q2 2004: € 0.31), operating margin in Q2 2005 improved to 4.2% (Q2 2004: 3.8%)
- Organic revenue growth amounted in Q2 to 14%: Dutch revenue growth well above market (up by 14% versus market growth of 11%) and revenue growth in Germany accelerated (+30% growth year-over-year)
- Efficiency increased: operating expenses down to 17.1% of revenue (Q2 2004: 17.5%)
- Specialty roll-out ahead of plan: specialty revenue 28% of total revenue.

Outlook third quarter 2005

- Diluted EPS expected to amount to at least € 0.61, up by 42% compared to Q3 2004
- Continued investment in capacity for growth.

"Randstad has had a solid second quarter. We are well on track towards realizing our operating profit target in 2007," says Ben Noteboom, CEO Randstad Holding. "Our growth was driven by specialty units and excellent execution resulting in marketshare gains, the continued impact of important deregulations in Germany and the Netherlands, and economic uncertainty resulting in demand for flexible solutions. I am very proud of the way in which our people added 329 units for specialty services in the past 12 months, opened 137 new outlets, and hired 1,200 additional people. The share of the specialty business is now 28% of our revenue, and we are already quite close to our strategic target of 30% for 2007. We will continue to invest in growth opportunities while keeping focus on productivity improvements."

In € million, based on IFRS	**Q2 2005**	Q2 2004	*change*	**Ytd 2005**	Ytd 2004	*Change*
Revenue	**1,605.4**	1,403.2	*14%*	**3,014.8**	2,657.3	*13%*
*Organic growth**			*14%*			*13%*
Gross margin	**21.3%**	21.3%		**21.0%**	20.9%	
Operating expenses	**274.4**	245.4	*12%*	**529.4**	479.6	*10%*
Operating profit	**67.7**	53.3	*27%*	**103.1**	76.7	*34%*
Net income	**54.1**	35.3	*53%*	**81.8**	49.3	*66%*
In €						
Diluted earnings per ordinary share	**0.47**	0.31	*52%*	**0.71**	0.43	*65%*

Summary of Group financial performance

Revenue totaled € 1,605.4 million in Q2, up by 14% compared to Q2 last year (€ 1,403.2 million). This is Randstad's fifth quarter of double digit revenue growth. Throughout the quarter the growth rate declined somewhat, however June still showed double digit revenue growth. The second quarter contained on average 1.5 working days extra in the countries in which we are active compared to Q2 2004, which equals approximately 2.5% revenue. We have started 105 specialty units in Q2 2005, with a more or less equal spread across the countries in which we are active. This brings the total number of specialty units started in the past twelve months to 329. Within the specialty revenue mix strong growth was delivered in call-centers, office specialists and the transport segment.

Organic revenue growth remained particularly strong in Germany (+30%), the Netherlands (+14%), Belgium (+16%), France (+17%) and Denmark (+40%). Randstad made clear market share gains in these markets. In the Netherlands, Randstad and Yacht strongly outperformed the market, like the previous quarter. Tempo-Team's revenue growth was below the overall Dutch market, due to its specific mix. Capac's performance was in line with the overall market and above the industrial market in the Netherlands in Q2.

Group gross margin amounted to 21.3% maintaining the same level as Q2 2004. In both Q2 2005 and Q2 2004 positive one-offs amounting to around € 5 million were included in the gross margin. We continued to experience price pressure in the large accounts. This was offset with higher growth in specialty revenue and the office segment in most countries. In Belgium, Spain, France and North America there was an improvement in the gross margin. In the United Kingdom the gross margin declined compared to Q2 2004.

The development in operating expenses showed a combination of efficiency improvements as well as investments in our capacity to be able to continue to grow organically in the future. The expansion of capacity is clearly visible in an additional 137 outlets and 1,200 FTEs compared to Q2 2004. Most of the additions in employees took place in Germany, Belgium, Spain, Italy and North America. Furthermore new employees were added through the acquisitions that took place in the second half of 2004. Improving our efficiency will remain key.

Total expenses included a number of incidental expenses and were up by 11.8% compared to Q2 2004 and amounted to € 274.4 million or 17.1% of total revenue (Q2 2004: € 245.4 million, 17.5% of revenue). Year-to-date operating expenses amounted to € 529.4 million and equaled 17.6% of total revenue (year-to-date 2004: € 479.6 million or 18.0% of total revenue).

Group operating profit amounted to € 67.7 million, an organic increase of 27% compared to Q2 2004 (€ 53.3 million). The one-offs in the gross profit and the operating expenses nearly netted out. Financial expenses were in line with last year and amounted to € 2.6 million. The effective tax rate was 17% (Q2 2004: 31%). Overall, this resulted in a net income of € 54.1 million, an improvement of 53% compared to Q2 2004.

The free cash flow in Q2 amounted to € 44.4 million negative, almost identical to last year's free cash flow in the second quarter. The cash flow from operating activities was somewhat better than in Q2 2004 (€ 26.3 million negative versus € 36.3 million negative in Q2 2004). The cash outflow is related to the normal seasonal pattern. The second quarter includes payments of holiday allowances in a number of European countries. Capital expenditure was higher than last year mainly because of branch refurbishments (€ 16.2 million versus € 10.3 million). The number of days of sales outstanding (DSO) amounted to 54 days in Q2 2005, compared to 55 days in Q2 2004. A net cash position of € 59.4 million resulted at the end of the quarter (Q2 2004: net debt of € 1.5 million).

Second quarter results by segment

Mass-customized Europe: operating margin improved to 5.4% from 5.1%

The organic revenue growth amounted to 16%. In the Netherlands, the roll-out of the new IT system continued according to plan and is expected to be finalized in the first quarter of 2006. The underlying growth rate in Spain (adjusted for the impact of the sponsoring of a large event in Barcelona last year) amounted to 13%. Additional branches were opened in Italy, France, Germany and Spain. In the Netherlands releases of social security and wage tax accruals were included in the gross profit. This amount, about € 5 million, is similar to provisions released in Q2 2004. Including this release, the gross profit was up by 14% organically and the operating profit by 24% compared to Q2 2004.

Mass-customized and in-house services North America: operating margin improved to 1.6% from 0.9%

Organic revenue growth was 9%, a deceleration from the growth in previous quarters. Randstad's primary focus in the United States is on profitability, rather than market share. The gross margin improved from 18.2% in Q2 2004 to 18.7% in Q2 2005. The transfer of clients from mass-customized to in-house services has started to create the expected cost savings per client. The capacity in the branches is not yet fully utilized. Furthermore, the strongest growth is still with the large industrial clients and not in the retail segment. The productivity has declined compared to Q2 2004. Overall an operating profit of € 4.7 million resulted in Q2, compared to € 2.4 million in Q2 last year.

In-house services Europe: profitability improved to 3.6% operating margin from 3.1%

An organic revenue growth of 11% was realized in Q2 2005. Total in-house services' revenue in Q2 amounted to € 169.9 million. The gross margin improved to 14.6% in Q2 2005 compared to 13.5% in Q2 2004. In-house services Germany (last year not yet reported in this segment) has on average a higher gross margin than the other countries. Furthermore, a gross margin improvement was realized in France. However, particularly in the Netherlands pressure on gross margin from our industrial clients continued. The overall operating margin was 3.6% (3.1% in Q2 2004).

Yacht interim professionals: healthy and getting stronger, operating margin 7.0% (Q2 2004: 4.3%)

Yacht revenue grew by 30% in Q2 2005 compared to previous year and amounted to € 70.2 million (€ 53.8 million in Q2 2004). Highest growth was recorded in finance and HRM. In the mix of interim professionals freelancers are increasingly being deployed. They carry a lower gross margin, but also a limited idle time risk. Furthermore, to be able to meet the continued growth, interim professionals with key competencies are proactively recruited, resulting in a slight increase in idle time in the second quarter of 2005. The Yacht group gross margin therefore declined to 27.1% in Q2 compared to 28.1% in Q2 2004, while the operating profit improved significantly to € 4.9 million from € 2.3 million in Q2 2004.

Outlook third quarter 2005

Given current market trends, we will continue to invest in capacity to accommodate future growth. Therefore we anticipate diluted earnings per ordinary share to amount to at least € 0.61 in the third quarter of 2005 (Q3 2004: € 0.43).

Financial calendar 2005-2006

Publication third quarter results 2005 October 26, 2005
Publication full year results 2005 February 16, 2006
Publication first quarter results 2006 April 27, 2006
Publication second quarter results 2006 July 27, 2006

Issue of ordinary shares

In the period from July 27, 2005 up to and including August 9, 2005, 50,416 ordinary shares Randstad Holding nv (nominal value € 0.10 each) will be issued and granted to the Executive Board members in relation to the medium term bonus system 2004-2007.

Conference call

Today, at 13.00 CET, Randstad Holding will host a conference call for analysts. The dial in number is + 31 (0) 20 713 34 21. You can listen to the conference through real time audio webcast. A replay of the presentation and the Q & A will also be available on our website as of today 18.00 CET. The link is: http://www.randstad.com/holding/investor-relations/presentations.xml

Certain statements in this document concern prognoses about the future financial condition and the results of operations of Randstad Holding as well as certain plans and objectives. Obviously, such prognoses involve risks and a degree of uncertainty since they concern future events and depend on circumstances that will apply then. Many factors may contribute to the actual results and developments differing from the prognoses made in this document. These factors include general economic conditions, a shortage on the job market, changes in the demand for (flexible) personnel, changes in employment legislation, future currency and interest fluctuations, future takeovers, acquisitions and disposals and the rate of technological developments. These prognoses therefore apply only on the date on which the document was compiled.

Randstad Holding nv specializes in solutions in the field of flexible work and human resources services with group companies in Europe and North America. The Randstad Group is one of the largest temporary employment organizations in the world and market leader in the Netherlands, Belgium, Germany, Poland and the southeastern United States. Randstad is dedicated to matching at the right time, the demand by individuals for challenging and well-paid employment to the demand of organizations for employees of the right caliber and the right qualifications. The Group is active under the brand names Randstad, Yacht , Capac Inhouse Services, Tempo-Team, Otter-Westelaken and Profcore. Randstad Holding nv (Reuters: RAND.AS, Bloomberg: RAND NA) is listed on the Euronext Amsterdam exchange, where options for stocks in Randstad Holding are also traded. For more information about Randstad Holding see http://www.randstad.com.

Consolidated income statement
(unaudited)

In millions €	Three months ended June 30 2005	2004	Change 2005/2004	Six months ended June 30 2005	2004	Change 2005/2004
Revenue	**1,605.4**	1,403.2	14%	**3,014.8**	2,657.3	13%
Cost of services	**1,263.3**	1,104.5		**2,382.3**	2,101.0	
Gross profit	**342.1**	298.7	15%	**632.5**	556.3	14%
Selling expenses	**190.5**	170.4		**367.9**	333.9	
General and administrative expenses	**83.9**	75.0		**161.5**	145.7	
Total operating expenses	**274.4**	245.4	12%	**529.4**	479.6	10%
Operating profit	**67.7**	53.3	27%	**103.1**	76.7	34%
Dividend preferred shares	**-2.1**	-2.1 *		**-4.3**	-4.3 *	
Financial income and expenses	**-0.5**	-0.3		**-0.3**	-1.1	
Net finance cost	**-2.6**	-2.4		**-4.6**	-5.4	
Income before taxes	**65.1**	50.9		**98.5**	71.3	
Taxes on income	**-11.0**	-15.6		**-16.7**	-22.0	
Net income	**54.1**	35.3	53%	**81.8**	49.3	66%
Net income for ordinary shareholders of Randstad Holding nv	**54.1**	35.3		**81.8**	49.3	
Earnings per ordinary share (in € per ordinary share)						
- basic	**0.47**	0.31		**0.71**	0.43	
- diluted	**0.47**	0.31		**0.71**	0.43	

* The 2004 figures have been adjusted for purposes of comparison in respect of dividend preferred shares - although not in conformity with IFRS - following the classification of this dividend in 2005 under net finance costs in the income statement.

Information by segment
(unaudited)

In millions €	Three months ended June 30			
	2005	2004	Change 2005/2004	Organic growth *
Revenue				
Mass-customized Europe	**1,078.3**	955.9	13%	16%
Mass-customized North America	**243.8**	271.0	-10%	9%
In-house services Europe	**169.9**	114.8	48%	11%
In-house services North America	**49.3**	10.8	356%	5%
Yacht	**70.2**	53.8	30%	30%
Eliminations	**-6.1**	-3.1		
Total revenue	**1,605.4**	1,403.2	14%	14%
Gross profit				
Mass-customized Europe	**243.5**	216.9	12%	14%
Mass-customized North America	**49.2**	49.9	-1%	13%
In-house services Europe	**24.8**	15.5	60%	12%
In-house services North America	**5.6**	1.3	331%	-3%
Yacht	**19.0**	15.1	26%	26%
Eliminations	**0.0**	0.0		
Total gross profit	**342.1**	298.7	15%	14%
Operating profit				
Mass-customized Europe	**58.7**	49.2	19%	24%
Mass-customized North America	**3.4**	2.4	42%	375%
In-house services Europe	**6.1**	3.6	69%	11%
In-house services North America	**1.3**	0.0	-	-
Yacht	**4.9**	2.3	113%	113%
Corporate	**-6.7**	-4.2		
Total operating profit	**67.7**	53.3	27%	27%

In millions €	Six months ended June 30			
	2005	2004	Change 2005/2004	Organic growth *
Revenue				
Mass-customized Europe	**2,025.5**	1,820.3	11%	13%
Mass-customized North America	**461.9**	505.3	-9%	9%
In-house services Europe	**314.4**	212.1	48%	15%
In-house services North America	**90.4**	18.5	389%	16%
Yacht	**132.9**	105.8	26%	26%
Eliminations	**-10.3**	-4.7		
Total revenue	**3,014.8**	2,657.3	13%	13%
Gross profit				
Mass-customized Europe	**449.6**	402.8	12%	13%
Mass-customized North America	**92.0**	92.0	0%	13%
In-house services Europe	**45.2**	29.3	54%	12%
In-house services North America	**10.3**	2.3	348%	8%
Yacht	**35.7**	30.0	19%	19%
Eliminations	**-0.3**	-0.1		
Total gross profit	**632.5**	556.3	14%	13%
Operating profit				
Mass-customized Europe	**92.9**	73.0	27%	34%
Mass-customized North America	**4.4**	1.4	214%	666%
In-house services Europe	**9.1**	5.9	54%	1%
In-house services North America	**2.2**	0.0	-	-
Yacht	**6.3**	4.0	58%	58%
Corporate	**-11.8**	-7.6		
Total operating profit	**103.1**	76.7	34%	35%

* Organic growth is measured excluding the impact of currency effects, acquisitions and transfers between segments.

Information by geography
(unaudited)

In millions €	Three months ended June 30			
	2005	2004	Change 2005/2004	Organic growth *
Revenue				
Netherlands	**586.5**	516.2	14%	14%
Germany	**187.5**	144.7	30%	30%
Belgium/Luxembourg	**192.0**	161.8	19%	16%
France	**117.3**	100.4	17%	17%
Spain	**102.8**	98.8	4%	4%
United Kingdom	**42.8**	40.3	6%	8%
Italy	**46.0**	39.8	16%	16%
Other European countries	**37.4**	19.4	93%	32%
North America	**293.1**	281.8	4%	9%
Total revenue	**1,605.4**	1,403.2	14%	14%
Gross profit (% of revenue)				
Netherlands	**25.0%**	25.7%		
Germany	**25.3%**	25.1%		
Belgium/Luxembourg	**18.9%**	18.4%		
France	**13.7%**	13.3%		
Spain	**16.2%**	15.0%		
United Kingdom	**18.2%**	19.4%		
Italy	**18.9%**	19.1%		
Other European countries	**20.1%**	19.1%		
North America	**18.7%**	19.2%		
Total	**21.3%**	21.3%		

	Six months ended June 30			
	2005	2004	Change 2005/2004	Organic growth *
Revenue				
Netherlands	**1,107.2**	1,001.3	11%	11%
Germany	**342.0**	275.2	24%	24%
Belgium/Luxembourg	**365.6**	305.6	20%	17%
France	**213.1**	187.0	14%	14%
Spain	**193.9**	179.5	8%	9%
United Kingdom	**84.6**	77.1	10%	12%
Italy	**86.9**	72.6	20%	20%
Other European countries	**69.2**	35.2	97%	32%
North America	**552.3**	523.8	5%	10%
Total revenue	**3,014.8**	2,657.3	13%	13%
Gross profit (% of revenue)				
Netherlands	**24.6%**	25.3%		
Germany	**24.4%**	23.8%		
Belgium / Luxembourg	**18.8%**	17.9%		
France	**13.8%**	13.3%		
Spain	**16.1%**	15.4%		
United Kingdom	**18.2%**	19.6%		
Italy	**18.4%**	18.9%		
Other European countries	**18.9%**	19.6%		
North America	**18.5%**	18.0%		
Total	**21.0%**	20.9%		

* Organic growth is measured excluding the impact of currency effects, acquisitions and transfers between segments.

Consolidated balance sheet
(unaudited)

In millions €	June 30, 2005	June 30, 2004	December 31, 2004
Property, plant and equipment	**85.7**	75.6	79.3
Intangible assets	**84.2**	45.2	81.1
Deferred income tax assets	**355.2**	377.0	336.2
Financial receivables	**4.7**	12.9	8.7
Non-current assets	**529.8**	510.7	505.3
Trade and other receivables	**1,169.1**	1,039.0	1,062.7
Current income tax receivables	**9.0**	20.2	11.0
Cash and cash equivalents	**278.4**	204.8	369.8
Current assets	**1,456.5**	1,264.0	1,443.5
Total assets	**1,986.3**	1,774.7	1,948.8

Equity and liabilities

Issued capital	**11.6**	14.1	14.1
Share premium	**384.7**	548.0	549.0
Reserves	**-28.0**	-183.0	-56.0
Shareholders' equity	**368.3**	379.1	507.1
Preferred shares	**165.8**	-	-
Borrowings	**130.4**	123.4	130.4
Deferred income tax liabilities	**372.7**	407.3	366.2
Provisions	**37.5**	31.0	39.0
Non-current liabilities	**706.4**	561.7	535.6
Trade and other payables	**770.8**	698.2	768.3
Current income tax liabilities	**3.3**	1.1	1.8
Borrowings	**88.6**	82.9	90.4
Provisions	**48.9**	51.7	45.6
Current liabilities	**911.6**	833.9	906.1
Total equity and liabilities	**1,986.3**	1,774.7	1,948.8

Consolidated cash flow statement
(unaudited)

In millions €	Three months ended June 30 2005	Three months ended June 30 2004	Six months ended June 30 2005	Six months ended June 30 2004
Net income	**54.1**	35.3 *	**81.8**	49.3 *
Taxes on income	**11.0**	15.6	**16.7**	22.0
Net finance costs	**2.6**	2.4 *	**4.6**	5.4 *
Operating profit	**67.7**	53.3	**103.1**	75.7
Depreciation property, plant and equipment	**6.8**	7.5	**13.4**	15.5
Amortization software	**2.9**	3.2	**5.8**	5.6
Amortization other intangible assets	**0.7**	0.1	**1.4**	0.2
Share based payments	**2.5**	0.3	**3.0**	0.5
Provisions	**-3.3**	-9.3	**-2.8**	-12.9
Income taxes received / (paid)	**-10.2**	3.8	**-11.5**	72.1
Cash flow from operations before operating working capital	**67.1**	58.9	**112.4**	157.8
Trade and other receivables	**-98.7**	-112.6	**-81.7**	-144.5
Trade and other payables	**5.3**	17.4	**-2.5**	58.1
Operating working capital	**-93.4**	-95.2	**-84.2**	-86.4
Net cash flow from operating activities	**-26.3**	-36.3	**28.2**	71.4
Purchases of property, plant and equipment	**-12.5**	-4.8	**-19.0**	-8.7
Purchases of software	**-3.7**	-5.5	**-7.6**	-10.3
Acquisition of subsidiaries, adjusted for net cash acquired	**-2.2**	-	**-2.2**	-0.6
Disposal of property, plant and equipment	-	0.2	-	4.0
Financial receivables	**0.3**	1.9	**0.3**	-0.2
Net cash flow from investing activities	**-18.1**	-8.2	**-28.5**	-15.8
Free cash flow	**-44.4**	-44.5	**-0.3**	55.6
Re-issue of repurchased ordinary shares	-	-	**0.8**	-
Proceeds from non-current borrowings	-	0.3	-	0.3
Repayments on non-current borrowings	-	-	-	-0.6
Financing	-	0.3	**0.8**	-0.3
Financial income and expenses received / (paid)	**-0.1**	0.1	**0.5**	-0.3
Dividend paid on ordinary shares	**-76.2**	-28.8	**-76.2**	-28.8
Dividend paid on preferred shares B	**-8.6**	-8.6	**-8.6**	-8.6
Reimbursement to financiers	**-84.9**	-37.3	**-84.3**	-37.7
Net cash flow from financing activities	**-84.9**	-37.0	**-83.5**	-38.0
Net increase in cash and cash equivalents and current borrowings	**-129.3**	-81.5	**-83.8**	17.6
Cash and cash equivalents and current borrowings at begin of period	**322.7**	203.6	**279.4**	105.3
Translation gains / (losses)	**-3.6**	-0.2	**-5.8**	-1.0
Net increase in cash and cash equivalents and current borrowings	**-129.3**	-81.5	**-83.8**	17.6
Cash and cash equivalents and current borrowings at end of period	**189.8**	121.9	**189.8**	121.9

* The 2004 figures have been adjusted for purposes of comparison in respect of dividend preferred shares, following the classification of this dividend in 2005 under net finance costs in the income statement.

Consolidated statement of changes in shareholders' equity
(unaudited)

In millions €	2005	2004
April 1	375.3	369.4
Net income for the period	54.1	35.3 *
Dividend preferred shares	-	2.1
	54.1	37.4
Translation differences	12.6	0.8
Total recognized income	66.7	38.2
Dividend paid on ordinary shares	-76.2	-28.8
Share based payments	2.5	0.3
June 30	368.3	379.1

In millions €	2005	2004
Value at December 31	507.1	348.7
Adjustments IAS 32 and 39:		
Preferred shares	-165.8	-
Other	-2.5	-
Value at January 1	338.8	348.7
Movements in the period:		
Net income for the period	81.8	49.3 *
Dividend preferred shares	-	4.3
	81.8	53.6
Translation differences	20.1	5.1
Total recognized income	101.9	58.7
Dividend paid on ordinary shares	-76.2	-28.8
Share based payments	3.0	0.5
Re-issue of repurchased ordinary shares	0.8	-
Value at June 30	368.3	379.1

* The 2004 figures have been adjusted for purposes of comparison in respect of dividend preferred shares, following the classification of this dividend in 2005 under net finance costs in the income statement.

Key ratios
(unaudited)
In millions €

Balance sheet	**June 30, 2005**	June 30, 2004
Operating working capital *	**402.6**	340.8
Borrowings (excluding preferred shares)	**219.0**	205.3
Net cash / (net debt) (excluding preferred shares)	**59.4**	-1.5

Income statement	**Three months ended June 30**	
	2005	2004
Gross margin	**21.3%**	21.3%
Operating margin	**4.2%**	3.8%
Operating margin before amortization other intangible assets	**4.3%**	3.8%
EBITDA margin	**4.9%**	4.5%
Net margin	**3.4%**	2.5%
EPS calculation		
Earnings per ordinary share	**0.47**	0.31
Average number of ordinary shares outstanding (mln)	**115.4**	115.3
Diluted earnings per ordinary shares	**0.47**	0.31
Average diluted number of ordinary shares outstanding (mln)	**115.9**	115.7
Split up operating expenses		
Personnel expenses	**186.8**	163.0
Depreciation property, plant and equipment	**6.8**	7.5
Amortization software	**2.9**	3.2
Amortization other intangible assets	**0.7**	0.1
Other operating expenses	**77.2**	71.6
Total operating expenses	**274.4**	245.4

Income statement	**Six months ended June 30**	
	2005	2004
Gross margin	**21.0%**	20.9%
Operating margin	**3.4%**	2.9%
Operating margin before amortization other intangible assets	**3.5%**	2.9%
EBITDA margin	**4.1%**	3.7%
Net margin	**2.7%**	1.9%
EPS calculation		
Earnings per ordinary share	**0.71**	0.43
Average number of ordinary shares outstanding (mln)	**115.4**	115.3
Diluted earnings per ordinary shares	**0.71**	0.43
Average diluted number of ordinary shares outstanding (mln)	**115.9**	115.7
Split up operating expenses		
Personnel expenses	**361.9**	321.3
Depreciation property, plant and equipment	**13.4**	15.6
Amortization software	**5.8**	5.6
Amortization other intangible assets	**1.4**	0.2
Other operating expenses	**146.9**	136.9
Total operating expenses	**529.4**	479.6

* Operating working capital is defined as trade and other receivables minus trade and other payables plus dividend payable preferred shares.

Accounting principles

The consolidated financial statements 2005 of Randstad Holding nv will be prepared based on International Financial Reporting Standards (IFRS). Based on the standards and interpretations issued, and endorsed by the European Commission, so far, an (preliminary) overview of the impact of IFRS on the Randstad financial statements has been included in the annual report 2004 of Randstad Holding and has been published on the corporate website (http://www.randstad.com/holding/investor-relations/*). In the interim financial information of the second quarter 2005 the changes in accounting principles due to IFRS have been included; the comparative figures 2004 have been adjusted accordingly. A summary of the changes and impact of IFRS is as follows.

Randstad Holding has applied IFRS 1 in preparing the financial information; Randstad has applied the mandatory exceptions and has elected the following exemptions offered by IFRS at transition date, January 1, 2004:

- Business combinations: IFRS 3 was not applied to acquisitions prior to transition date. The book value of goodwill is not restated in the IFRS opening balance sheet at January 1, 2004.
- Share-based payments: IFRS 2 is applied on stock options granted after November 7, 2002, and which have not yet vested per January 1, 2005.
- Employee Benefits: all cumulative actuarial gains and losses at transition date are recognized.
- Financial Instruments applicable to financial assets and liabilities, derivatives and hedge relationships: IAS 32 and IAS 39 is applied as from January 1, 2005; Dutch GAAP is applied to the comparative information 2004. The adjustments required for the difference between IFRS and Dutch GAAP are determined and recognized as per January 1, 2005.
- Randstad elected all cumulative translation differences to be zero per transition date January 1, 2004.
- The other exemptions in IFRS 1 are considered not applicable to Randstad Holding nv.

Changes in accounting principles compared to those applied up to 2004:

- Goodwill will not be amortized as from January 1, 2004, and will annually be tested on impairment. Amortization of goodwill during 2004, of acquisitions prior to January 1, 2004, has been reversed. For acquisitions as from January 1, 2004, assets and liabilities, including identifiable intangible assets and liabilities, will be accounted for at fair value; the remainder of the purchase price is accounted for as goodwill. Identified intangibles are amortized systematically.
- The fair value of stock options granted after November 7, 2002, and which have not yet vested per January 1, 2005, are recognized as expenses during the vesting period. The fair value of the stock options is based on a binomial valuation model.
- All cumulative actuarial gains and losses of the defined benefit obligations have been recognized per transition date. The corridor approach is applied to later gains and losses. The net periodic pension costs are recognized as expenses in the income statement.
- Provisions and other: a provision for dilapidation costs (site restoration) has been recognized as from transition date; other issues are not of any material importance.
- As from January 1, 2005 cumulative preferred shares type B (amounting to € 165.8 million) are accounted for as debt instead of as equity; dividend on these shares (currently amounting to € 8.6 million annually) is included in net income as financial expenses.
- Other Financial Instruments: Long-term receivables are valued at amortized cost as from January 1, 2005.
- The presentation in the financial statements has been adjusted to IFRS.

Impact of IFRS compared to former accounting principles on Equity 2004 and Net income 2004 is as follows (in millions of €):

	Equity			Net income		
	January 1, 2004	June 30, 2004	December 31, 2004	Q2 2004	Q2 Ytd 2004	Full year 2004
Based on Dutch GAAP	353.8	382.6	507.5	37.1	52.5	199.6
Net effects, after taxes:						
- Employee benefits	-1.3	-1.0	-0.5	+0.1	+0.3	+0.7
- Business combinations	-1.4	+0.4	+3.0	+0.9	+1.8	+4.4
- Share-based payments	-	-0.4	-0.1	-0.5	-0.8	-1.7
- Dividend on preferred shares	-	-	-	-2.1	-4.3	- 8.6
- Provisions and other	-2.4	-2.5	-2.7	-0.1	-0.2	-0.3
- Total net effect	-5.1	-3.5	-0.4	-1.8	-3.2	-5.5
Based on IFRS	348.7	379.1	507.1	35.3	49.3	194.1

The impact of IFRS on Equity per January 1, 2005, due to the application of IAS 32 and IAS 39 as from January 1, 2005, is as follows (in millions):

Equity per December 31, 2004	€ 507.1
Less:	
- Preferred shares	-165.8
- Long-term receivables	- 2.5
Equity per January 1, 2005	€ 338.8

The impact of IAS 32 and 39 on the net income Ytd June 30, 2005 is mainly the classification of dividend on the preferred shares as financial expenses (€ 4.3 million); for comparison purposes the presentation in the 2004 figures have been adjusted. The impact of other financial instruments on the net income Ytd June 30, 2005 amounts to € 0.1 million positive.

*) The information on the corporate website has been updated as per May 4, 2005.

Randstad Holding nv

Randstad Holding nv specializes in solutions in the field of flexible work and human resources services with group companies in Europe and North America. The Randstad Group is one of the largest temporary employment organizations in the world and market leader in the Netherlands, Belgium, Germany, Poland and the southeastern United States. Randstad is dedicated to matching at the right time, the demand by individuals for challenging and well-paid employment to the demand of organizations for employees of the right caliber and the right qualifications. The Group is active under the brand names Randstad, Yacht , Capac Inhouse Services, Tempo-Team, Profcore and Otter-Westelaken. Randstad Holding nv (Reuters: RAND.AS, Bloomberg: RSTD NA) is listed on the Euronext Amsterdam exchange, where options for stocks in Randstad Holding are also traded. For more information about Randstad Holding see http://www.randstad.com.

Third quarter 2005: higher organic growth, profitability up by 48%

Highlights third quarter 2005

- Q3 diluted earnings per ordinary share up by 49% to € 0.64 (Q3 2004: € 0.43)
- Group organic revenue growth amounted to 14%
- Operating margin improved in Q3 2005 to 5.2% from 4.8% in Q3 2004; operating profit increased to € 92.4 million in Q3 2005 from € 74.8 million in Q3 2004
- On-going outperformance in markets like the Netherlands, Germany and Belgium

Outlook fourth quarter 2005

- Diluted EPS expected to amount to at least € 0.60, excluding one-off positive tax effects

"Through efficient planning and dedicated execution by our people, we have once more finished a quarter with increased growth and higher profitability." says Ben Noteboom, CEO Randstad Holding. "We have improved our market shares pretty much across the board. We intend to keep this momentum, with our "copy-paste" specialty roll-out but also by expanding in new territories, like India. At the same time, our growth in, for instance, Germany is also driven by major increases in our core staffing business. On this solid basis, and with the best people, we face the future with great confidence."

In € million, based on IFRS	**Q3 2005**	Q3 2004	*change*	**Ytd 2005**	Ytd 2004	*Change*
Revenue	**1,787.1**	1,560.2	*15%*	**4,801.9**	4,217.5	*14%*
Organic growth[*]			*14%*			*14%*
Gross margin	**20.9%**	21.0%		**21.0%**	21.0%	
Operating expenses	**281.9**	252.9	*11%*	**811.3**	732.5	*11%*
Operating profit	**92.4**	74.8	*24%*	**195.5**	151.5	*29%*
Net income	**74.5**	50.3	*48%*	**156.3**	99.6	*57%*
In €						
Diluted earnings per ordinary share	**0.64**	0.43		**1.35**	0.86	

Summary of Group financial performance

Revenue totaled € 1,787.1 million in Q3 2005, up by 15% compared to Q3 2004 (€ 1,560.2 million). Acquisitions added 1% to the growth and the currency effect was almost neutral; the underlying organic revenue growth amounted to 14%. Our three largest operations in Europe, the Netherlands (+14%), Germany (+25%) and Belgium (+16%), showed an on-going strong organic performance with clear market share gains, as did the smaller operations in Europe and our operation in Canada. We have initiated measures to improve our performance in the UK. In North America our primary focus is on profitability rather than market share, organic revenue growth slowed to 6% year-over-year from 9% in Q2.

Group gross margin amounted to 20.9% (Q3 2004: 21.0%). In most countries the gross margin remained more or less stable compared to last year. In Germany, Randstad focuses on increasing the share of specialties and administrative staffing in the total business mix to compensate the (limited) price pressure on the large accounts and to secure the sound level of profitability. The year-to-date German gross margin was 24.8% in 2005 versus 26.0% in 2004. The gross margin in North America improved significantly from 18.3% in Q3 2004 to 19.6% in Q3 2005 as a result of changes in the client portfolio.

The development in operating expenses showed a combination of efficiency improvements as well as investments in our capacity to be able to continue to grow organically in the future. Compared to Q3 2004 115 new outlets were added (+5%) and the number of FTEs increased by 10% to 13,670 (average). The total operating expenses showed a sequential increase of 3% and amounted to € 281.9 million; an improvement to 15.8% of total revenue in Q3 2005 compared to 16.2% in Q3 2004.

Group operating profit amounted to € 92.4 million (Q3 2004: € 74.8 million). The net finance costs amounted to € 2.6 million in Q3 2005, a slight decline versus Q3 2004 (€ 2.9 million). The effective tax rate was 17% (Q3 2004: 30%). Net income increased by 48% to € 74.5 million (Q3 2004: € 50.3 million).

The improved net income led to a stronger net cash flow from operating activities in Q3 2005 compared to last year (€ 90.5 million versus € 69.3 million) and subsequently a stronger free cash flow (€ 76.9 million versus € 56.3 million). At the end of the quarter a net cash position of € 137.6 million resulted (Q3 2004: € 56.3 million).

Third quarter results by segment

Mass-customized Europe: operating margin at a stable level of 6.5%

The organic revenue growth amounted to 14%. Solid organic revenue growth continued in most countries. To support the growth branches were opened and extra staff was added in most countries. Notable is the acceleration of organic growth in Italy, after a somewhat slower second quarter, the third quarter organic revenue growth amounted to 24%. Overall, the gross margin remained stable at 22% and the profitability increased organically by 12% to € 78.4 million (Q3 2004: € 72.2 million).

Mass-customized and in-house services North America: gross margin increased to 19.6% from 18.3% Organic growth in North America slowed from 9% year-over-year in Q2 2005 to 6% in this quarter. Randstad has initiated a number of measures to improve the profitability of the North American operation. These rank from a reorganization at head-office level to a detailed client profitability analysis and some branch closures. Rationalizing the client portfolio caused an increase of the gross margin to 19.6% in Q3 2005 from 18.3% in the same quarter 2004.

In-house services Europe: operating margin 4.3% in Q3 (Q3 2004: 3.6%)

Organic revenue growth of 16% was realized in Q3 2005. Total revenue amounted to € 202.7 million in Q3 (Q3 2004: € 135.9 million). The gross margin pressure in the Netherlands started to ease off throughout the third quarter and the performance of Capac was clearly above market. The operating profit increased to € 8.7 million (Q3 2004: € 4.9 million).

Yacht interim professionals: operating margin increased to 8.6% in Q3 (from 5.1% in Q3 2004) Yacht revenue grew by 24% in Q3 2005 compared to Q3 2004 and amounted to € 71.2 million (Q3 2004: € 57.2 million). There was continued focus on recruiting interim professionals with scarce competencies to meet future demand, so idle time remained relatively high in Q3. Strongest growth in revenue is recorded in the more traditional Yacht segments IT, finance and HR, and also in new areas of activity like legal. The gross margin was 28.7% in Q3 versus 29.2% in the same quarter last year. The operating profit improved by 110% to € 6.1 million (from € 2.9 million in Q3 2004).

Other developments

The dividend yield on the preferred shares will be reset on the 18th of November for a period of 7 years. As a result of this reset, given the development of market interest rates, it is expected that full year annual savings will amount to € 1.5 to 2.0 million.

If the proposed changes to the corporate income tax rate in the Netherlands are enacted without any other (to Randstad) relevant changes to the corporate income tax system, a tax profit of approximately € 10 million will result in the fourth quarter of 2005. This is due to the revaluation of the deferred tax positions.

From a tax planning perspective, Randstad intends to move its 'corporate treasury center' to Belgium as per January 1, 2006.

Outlook fourth quarter 2005

Given current market trends, we anticipate diluted earnings per ordinary share, excluding possible positive tax effects, to amount to at least € 0.60 (EPS Q4 2004 amounted to € 0.82, including a one-off tax gain of € 0.38).

Financial calendar 2005-2006

Publication full year results 2005	February 16, 2006
Publication first quarter results 2006	April 27, 2006
Publication second quarter results 2006	July 27, 2006

Conference call

Today, at 14.00 CET, Randstad Holding will host a conference call for analysts. The dial in number is + 31 (0)20 713 29 36. You can listen to the conference through real time audio webcast. A replay of the presentation and the Q & A will also be available on our website as of today 18.00 CET. The link is: http://www.randstad.com/holding/investor-relations/presentations.xml

Certain statements in this document concern prognoses about the future financial condition and the results of operations of Randstad Holding as well as certain plans and objectives. Obviously, such prognoses involve risks and a degree of uncertainty since they concern future events and depend on circumstances that will apply then. Many factors may contribute to the actual results and developments differing from the prognoses made in this document. These factors include general economic conditions, a shortage on the job market, changes in the demand for (flexible) personnel, changes in employment legislation, future currency and interest fluctuations, future takeovers, acquisitions and disposals and the rate of technological developments. These prognoses therefore apply only on the date on which the document was compiled.

Randstad Holding nv specializes in solutions in the field of flexible work and human resources services with group companies in Europe and North America. The Randstad Group is one of the largest temporary employment organizations in the world and market leader in the Netherlands, Belgium, Germany, Poland and the southeastern United States. Randstad is dedicated to matching at the right time, the demand by individuals for challenging and well-paid employment to the demand of organizations for employees of the right caliber and the right qualifications. The Group is active under the brand names Randstad, Yacht , Capac Inhouse Services, Tempo-Team, Otter-Westelaken and Profcore. Randstad Holding nv (Reuters: RAND.AS, Bloomberg: RAND NA) is listed on the Euronext Amsterdam exchange, where options for stocks in Randstad Holding are also traded. For more information about Randstad Holding see http://www.randstad.com.

For more information
Sandra van Campen/Frans Cornelis
Telephone +31 (0)20 569 56 23

Consolidated income statement
(unaudited)

In millions €	Three months ended September 30 2005	2004	Change 2005/2004	Nine months ended September 30 2005	2004	Change 2005/2004
Revenue	**1,787.1**	1,560.2	15%	**4,801.9**	4,217.5	14%
Cost of services	**1,412.8**	1,232.5		**3,795.1**	3,333.5	
Gross profit	**374.3**	327.7	14%	**1,006.8**	884.0	14%
Selling expenses	**197.6**	174.2		**565.5**	508.1	
General and administrative expenses	**84.3**	78.7		**245.8**	223.4	
Total operating expenses	**281.9**	252.9	11%	**811.3**	732.5	11%
Operating profit	**92.4**	74.8	24%	**195.5**	151.5	29%
Dividend preferred shares	**-2.2**	-2.2 **		**-6.5**	-6.5 **	
Financial income and expenses	**-0.4**	-0.7		**-0.7**	-1.8	
Net finance costs	**-2.6**	-2.9		**-7.2**	-8.3	
Income before taxes	**89.8**	71.9		**188.3**	143.2	
Taxes on income	**-15.3**	-21.6		**-32.0**	-43.6	
Net income	**74.5**	50.3	48%	**156.3**	99.6	57%
Net income for ordinary shareholders of Randstad Holding nv						
Earnings per ordinary share (in € per ordinary share)						
- basic	**0.65**	0.43		**1.36**	0.86	
- diluted	**0.64**	0.43		**1.35**	0.86	

Information by segment
(unaudited)

In millions €	Three months ended September 30 2005	2004	Change 2005/2004	Organic growth **
Revenue				
Mass-customized Europe	**1,212.8**	1,083.4	12%	14%
Mass-customized North America	**258.6**	277.1	-7%	7%
In-house services Europe	**202.7**	135.9	49%	16%
In-house services North America	**47.5**	11.9	299%	-2%
Yacht	**71.2**	57.2	24%	24%
Eliminations	**-5.7**	-5.3		
Total revenue	**1,787.1**	1,560.2	15%	14%
Gross profit				
Mass-customized Europe	**266.6**	241.0	11%	12%
Mass-customized North America	**54.1**	51.6	5%	15%
In-house services Europe	**27.7**	17.0	63%	17%
In-house services North America	**5.8**	1.4	314%	-2%
Yacht	**20.4**	16.7	22%	22%
Eliminations	**-0.3**	0.0		
Total gross profit	**374.3**	327.7	14%	13%
Operating profit				
Mass-customized Europe	**78.4**	72.2	9%	12%
Mass-customized North America	**3.4**	3.3	3%	48%
In-house services Europe	**8.7**	4.9	78%	22%
In-house services North America	**1.5**	0.0	-	-
Yacht	**6.1**	2.9	110%	110%
Corporate	**-5.7**	-8.5		
Total operating profit	**92.4**	74.8	24%	24%

In millions €	Nine months ended September 30			
	2005	2004	Change 2005/2004	Organic growth *
Revenue				
Mass-customized Europe	3,238.3	2,903.7	12%	14%
Mass-customized North America	720.5	782.4	-8%	9%
In-house services Europe	517.1	348.0	49%	16%
In-house services North America	137.9	30.4	354%	4%
Yacht	204.1	163.0	25%	25%
Eliminations	-16.0	-10.0		
Total revenue	4,801.9	4,217.5	14%	14%
Gross profit				
Mass-customized Europe	716.2	643.8	11%	13%
Mass-customized North America	146.1	143.6	2%	15%
In-house services Europe	72.9	46.3	57%	13%
In-house services North America	16.1	3.7	335%	1%
Yacht	56.1	46.7	20%	20%
Eliminations	-0.6	-0.1		
Total gross profit	1,006.8	884.0	14%	13%
Operating profit				
Mass-customized Europe	171.3	145.2	18%	23%
Mass-customized North America	7.8	4.7	66%	423%
In-house services Europe	17.8	10.8	65%	10%
In-house services North America	3.7	0.0	-	-
Yacht	12.4	6.9	80%	80%
Corporate	-17.5	-16.1		
Total operating profit	195.5	151.5	29%	29%

* Organic growth is measured excluding the impact of currency effects, acquisitions and transfers between segments.

Information by geography
(unaudited)

In millions €	Three months ended September 30			
	2005	2004	Change 2005/2004	Organic growth *
Revenue				
Netherlands	662.0	579.8	14%	14%
Germany	219.1	175.3	25%	25%
Belgium/Luxembourg	218.8	185.9	18%	16%
France	131.2	111.4	18%	18%
Spain	110.9	108.8	2%	2%
United Kingdom	48.4	50.4	-4%	-2%
Italy	45.9	37.0	24%	24%
Other European countries	44.7	22.6	98%	35%
North America	306.1	289.0	6%	6%
Total revenue	1,787.1	1,560.2	15%	14%
Gross profit (% of revenue)				
Netherlands	24.3%	24.3%		
Germany	25.4%	29.3%		
Belgium/Luxembourg	16.4%	16.6%		
France	13.8%	13.6%		
Spain	16.6%	14.8%		
United Kingdom	18.4%	18.5%		
Italy	16.7%	17.3%		
Other European countries	19.1%	20.4%		
North America	19.6%	18.3%		
Total	20.9%	21.0%		

	Nine months ended September 30			
	2005	2004	Change 2005/2004	Organic growth *
Revenue				
Netherlands	**1,769.2**	1,581.1	12%	12%
Germany	**561.1**	450.5	25%	25%
Belgium/Luxembourg	**584.4**	491.5	19%	16%
France	**344.3**	298.4	15%	15%
Spain	**304.8**	288.3	6%	6%
United Kingdom	**133.0**	127.5	4%	6%
Italy	**132.8**	109.6	21%	21%
Other European countries	**113.9**	57.8	97%	33%
North America	**858.4**	812.8	6%	9%
Total revenue	**4,801.9**	4,217.5	14%	14%
Gross profit (% of revenue)				
Netherlands	**24.5%**	24.9%		
Germany	**24.8%**	26.0%		
Belgium / Luxembourg	**17.9%**	17.4%		
France	**13.8%**	13.4%		
Spain	**16.3%**	15.2%		
United Kingdom	**18.3%**	19.1%		
Italy	**17.8%**	18.3%		
Other European countries	**19.0%**	19.9%		
North America	**18.9%**	18.1%		
Total	**21.0%**	21.0%		

Consolidated balance sheet
(unaudited)

In millions €	**September 30, 2005**	September 30, 2004	December 31, 2004
Property, plant and equipment	**90.4**	75.9	79.3
Intangible assets	**82.2**	49.0	81.1
Deferred income tax assets	**337.9**	356.3	336.2
Financial receivables	**4.7**	13.1	8.7
Non-current assets	**515.2**	494.3	505.3
Trade and other receivables	**1,266.8**	1,120.8	1,062.7
Current income tax receivables	**8.9**	17.5	11.0
Cash and cash equivalents	**392.7**	273.7	369.8
Current assets	**1,668.4**	1,412.0	1,443.5
Total assets	**2,183.6**	1,906.3	1,948.8
Equity and liabilities			
Issued capital	**11.6**	14.1	14.1
Share premium	**384.7**	548.0	548.0
Reserves	**49.6**	-131.4	-55.0
Shareholders' equity	**445.9**	430.7	507.1
Preferred shares	**165.8**	-	-
Borrowings	**130.5**	123.4	130.4
Deferred income tax liabilities	**373.0**	406.3	366.2
Provisions	**38.3**	30.9	39.0
Non-current liabilities	**707.6**	560.6	535.6
Trade and other payables	**852.6**	769.7	768.3
Current income tax liabilities	**4.7**	2.2	1.8
Borrowings	**124.6**	94.0	90.4
Provisions	**48.2**	49.1	45.6
Current liabilities	**1,030.1**	915.0	906.1
Total equity and liabilities	**2,183.6**	1,906.3	1,948.8

Consolidated cash flow statement
(unaudited)

In millions €	Three months ended September 30 2005	Three months ended September 30 2004	Nine months ended September 30 2005	Nine months ended September 30 2004
Net income	**74.5**	50.3 *	**156.3**	99.6 *
Taxes on income	**15.3**	21.6	**32.0**	43.6
Net finance costs	**2.6**	2.9 *	**7.2**	8.3 *
Operating profit	**92.4**	74.8	**195.5**	151.5
Depreciation property, plant and equipment	**6.7**	6.9	**20.1**	22.5
Amortization software	**2.9**	3.3	**8.7**	8.9
Amortization other intangible assets	**0.8**	0.1	**2.2**	0.3
Share based payments	**1.3**	0.6	**4.3**	1.1
Provisions	**1.0**	-3.8	**-1.8**	-16.7
Income taxes received / (paid)	**3.6**	0.9	**-7.9**	73.0
Cash flow from operations before operating working capital	**108.7**	82.8	**221.1**	240.6
Trade and other receivables	**-97.2**	-83.6	**-178.9**	-228.1
Trade and other payables	**79.0**	70.1	**76.5**	128.2
Operating working capital	**-18.2**	-13.5	**-102.4**	-99.9
Net cash flow from operating activities	**90.5**	69.3	**118.7**	140.7
Purchases of property, plant and equipment	**-14.0**	-7.8	**-33.0**	-16.5
Purchases of software	**-2.5**	-0.7	**-10.1**	-11.0
Acquisition of subsidiaries, adjusted for net cash acquired	**-**	-4.8	**-2.2**	-5.4
Disposal of property, plant and equipment	**2.7**	0.6	**2.7**	4.6
Financial receivables	**0.2**	-0.3	**0.5**	-0.5
Net cash flow from investing activities	**-13.6**	-13.0	**-42.1**	-28.8
Free cash flow	**76.9**	56.3	**76.6**	111.9
Re-issue of repurchased ordinary shares	**1.4**	0.8	**2.2**	0.8
Proceeds from non-current borrowings	**-**	-	**-**	0.3
Repayments on non-current borrowings	**-**	-	**-**	-0.6
Financing	**1.4**	0.8	**2.2**	0.5
Financial income and expenses received / (paid)	**-0.1**	-0.3	**0.4**	-0.6
Dividend paid on ordinary shares	**-**	-	**-76.2**	-28.8
Dividend paid on preferred shares B	**-**	-	**-8.6**	-8.6
Reimbursement to financiers	**-0.1**	-0.3	**-84.4**	-38.0
Net cash flow from financing activities	**1.3**	0.5	**-82.2**	-37.5
Net increase / (decrease) in cash and cash equivalents and current borrowings	**78.2**	56.8	**-5.6**	74.4
Cash and cash equivalents and current borrowings at begin of period	**189.8**	121.9	**279.4**	105.3
Translation gains / (losses)	**0.1**	1.0	**-5.7**	0.0
Net increase / (decrease) in cash and cash equivalents and current borrowings	**78.2**	56.8	**-5.6**	74.4
Cash and cash equivalents and current borrowings at end of period	**268.1**	179.7	**268.1**	179.7

* The 2004 figures have been adjusted for purposes of comparison in respect of dividend preferred shares – although not in conformity with IFRS - following the classification of this dividend in 2005 under net finance costs in the income statement.

Consolidated statement of changes in shareholders' equity
(unaudited)

In millions €	2005	2004
July 1	368.3	379.1
Net income for the period	74.5	50.3 *
Dividend preferred shares	-	2.2
	74.5	52.5
Translation differences	0.4	-2.3
Total recognized income	74.9	50.2
Re-issue of repurchased ordinary shares	1.4	0.8
Share based payments	1.3	0.6
September 30	445.9	430.7

In millions €	2005	2004
Value at December 31	507.1	348.7
Adjustments IAS 32 and 39:		
Preferred shares	-165.8	-
Other	-2.5	-
Value at January 1	338.8	348.7
Movements in the period:		
Net income for the period	156.3	99.6 *
Dividend preferred shares	-	6.5
	156.3	106.1
Translation differences	20.5	2.8
Total recognized income	176.8	108.9
Dividend ordinary shares	-76.2	-28.8
Share based payments	4.3	1.1
Re-issue of repurchased ordinary shares	2.2	0.8
Value at September 30	445.9	430.7

Key ratios
(unaudited)
In millions €

Balance sheet	September 30, 2005	September 30, 2004
Operating working capital *	420.7	351.1
Borrowings (excluding preferred shares)	255.1	217.4
Net cash (excluding preferred shares)	137.6	56.3

Income statement	Three months ended September 30	
	2005	2004
Gross margin	20.9%	21.0%
Operating margin	5.2%	4.8%
Operating margin before amortization other intangible assets	5.2%	4.8%
EBITDA margin	5.8%	5.5%
Net margin	4.2%	3.2%

EPS calculation		
Earnings per ordinary share	0.65	0.43
Average number of ordinary shares outstanding (mln)	115.5	115.3
Diluted earnings per ordinary shares	0.64	0.43
Average diluted number of ordinary shares outstanding (mln)	116.0	115.8

Split up operating expenses		
Personnel expenses	191.9	169.3
Depreciation property, plant and equipment	6.7	6.9
Amortization software	2.9	3.3
Amortization other intangible assets	0.8	0.1
Other operating expenses	79.6	73.3
Total operating expenses	281.9	252.9

Income statement	Nine months ended September 30	
	2005	2004
Gross margin	**21.0%**	21.0%
Operating margin	**4.1%**	3.6%
Operating margin before amortization other intangible assets	**4.1%**	3.6%
EBITDA margin	**4.7%**	4.3%
Net margin	**3.3%**	2.4%
EPS calculation		
Earnings per ordinary share	**1.36**	0.86
Average number of ordinary shares outstanding (mln)	**115.4**	115.3
Diluted earnings per ordinary shares	**1.35**	0.86
Average diluted number of ordinary shares outstanding (mln)	**115.9**	115.7
Split up operating expenses		
Personnel expenses	**553.8**	490.6
Depreciation property, plant and equipment	**20.1**	22.5
Amortization software	**8.7**	8.9
Amortization other intangible assets	**2.2**	0.3
Other operating expenses	**226.5**	210.2
Total operating expenses	**811.3**	732.5

Accounting principles

The consolidated financial statements 2005 of Randstad Holding nv will be prepared based on International Financial Reporting Standards (IFRS). Based on the standards and interpretations issued, and endorsed by the European Commission, so far, an (preliminary) overview of the impact of IFRS on the Randstad financial statements has been included in the annual report 2004 of Randstad Holding and has been published on the corporate website (http://www.randstad.com/holding/investor-relations/*). In the interim financial information of the third quarter 2005 the changes in accounting principles due to IFRS have been included; the comparative figures 2004 have been adjusted accordingly. A summary of the changes and impact of IFRS is as follows.

Randstad Holding has applied IFRS 1 in preparing the financial information; Randstad has applied the mandatory exceptions and has elected the following exemptions offered by IFRS at transition date, January 1, 2004:

- Business combinations: IFRS 3 was not applied to acquisitions prior to transition date. The book value of goodwill is not restated in the IFRS opening balance sheet at January 1, 2004.
- Share-based payments: IFRS 2 is applied on stock options granted after November 7, 2002, and which have not yet vested per January 1, 2005.
- Employee Benefits: all cumulative actuarial gains and losses at transition date are recognized.
- Financial Instruments applicable to financial assets and liabilities, derivatives and hedge relationships: IAS 32 and IAS 39 is applied as from January 1, 2005; Dutch GAAP is applied to the comparative information 2004. The adjustments required for the difference between IFRS and Dutch GAAP are determined and recognized as per January 1, 2005.
- Randstad elected all cumulative translation differences to be zero per transition date January 1, 2004.
- The other exemptions in IFRS 1 are considered not applicable to Randstad Holding nv.

Changes in accounting principles compared to those applied up to 2004:

- Goodwill will not be amortized as from January 1, 2004, and will annually be tested on impairment. Amortization of goodwill during 2004, of acquisitions prior to January 1, 2004, has been reversed. For acquisitions as from January 1, 2004, assets and liabilities, including identifiable intangible assets and liabilities, will be accounted for at fair value; the remainder of the purchase price is accounted for as goodwill. Identified intangibles are amortized systematically.
- The fair value of stock options granted after November 7, 2002, and which have not yet vested per January 1, 2005, are recognized as expenses during the vesting period. The fair value of the stock options is based on a binomial valuation model.
- All cumulative actuarial gains and losses of the defined benefit obligations have been recognized per transition date. The corridor approach is applied to later gains and losses. The net periodic pension costs are recognized as expenses in the income statement.
- Provisions and other: a provision for dilapidation costs (site restoration) has been recognized as from transition date; other issues are not of any material importance.
- As from January 1, 2005 cumulative preferred shares type B (amounting to € 165.8 million) are accounted for as debt instead of as equity; dividend on these shares (currently amounting to € 8.6 million annually) is included in net income as financial expenses.
- Other Financial Instruments: Long-term receivables are valued at amortized cost as from January 1, 2005.
- The presentation in the financial statements has been adjusted to IFRS.

Impact of IFRS compared to former accounting principles on Equity 2004 and Net income 2004 is as follows (in millions of €):

	Equity			Net income		
	January 1, 2004	September 30, 2004	December 31, 2004	Q3 2004	Q3 Ytd 2004	Full year 2004
Based on Dutch GAAP	353.8	433.2	507.5	52.1	104.6	199.6
Net effects, after taxes:						
- Employee benefits	-1.3	-0.9	-0.6	+0.1	+0.4	+0.7
- Business combinations	-1.4	+1.2	+3.0	+0.8	+2.6	+4.4
- Share-based payments	-	-0.3	-0.1	-0.5	-1.3	-1.7
- Dividend on preferred shares	-	-	-	-2.2	-6.5	-8.6
- Provisions and other	-2.4	-2.5	-2.7	-	-0.2	-0.3
- Total net effect	-5.1	-2.5	-0.4	-1.8	-5.0	-5.5
Based on IFRS	348.7	430.7	507.1	50.3	99.6	194.1

The impact of IFRS on Equity per January 1, 2005, due to the application of IAS 32 and IAS 39 as from January 1, 2005, is as follows (in millions):

Equity per December 31, 2004	€ 507.1
Less:	
- Preferred shares	-165.8
- Long-term receivables	- 2.5
Equity per January 1, 2005	€ 338.8

The impact of IAS 32 and 39 on the net income Ytd September 30, 2005 is mainly the classification of dividend on the preferred shares as financial expenses (€ 6.5 million); for comparison purposes the presentation in the 2004 figures has been adjusted. The impact of other financial instruments on the net income Ytd September 30, 2005 amounts to € 0.2 million positive.

* The information on the corporate website has been updated as per May 4, 2005.

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